

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 10, 2016

Via E-mail
Numan Ijaz
President and Chief Executive Officer
Plush Corporation
Suite 80 - 1930 Village Center Circle
Las Vegas, Nevada 89134

Re: Plush Corporation
Amendment No 1 to Registration Statement on Form S-1
Filed February 29, 2016
File No. 333-209166

Dear Mr. Ijaz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2016 letter.

Risk Factors

Because our principal assets …., page 10

1. We note your response to our prior comment 4 was to remove the risk factor. Please revise to reinsert the removed risk factor and clarify how it may be difficult for any investor to enforce any right based on United States Federal Securities Laws against the company or its officers and directors, or to enforce a judgment rendered by a United States court against the company or its officers and directors.

Directors, Executive Officers, Promoters and Control Persons, page 28

2. We note your response to comment 7. Please revise to clarify the principal business of Commissionaires and the nature of the responsibility of a "bylaw officer" and the supervisory position. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 31

3. We note your response to comment 9 and we reissue the comment. Please revise to identify any promoters. See Item 404(c)(1) of Regulation S-K. Also see Rule 405 of Regulation C regarding the definition of promoter.

You may contact Brian McAllister at (202) 551-3341 or Rufus Decker at (202) 551- 3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Mont E. Tanner, Esq.
    Law Offices of Mont E. Tanner